Exhibit 12

AMETEK, Inc.

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands)
Earnings:
Income from continuing operations	$384,464	$283,932	$205,770	$246,952	$228,020
Income tax expense	172,178	122,318	88,863	119,264	108,424
Interest expense — gross	69,880	67,593	69,009	63,690	47,065
Capitalized interest	(151)	(71)	(259)	(38)	(199)
Amortization of debt financing costs(1)	—	—	—	—	—
Interest portion of rental expense	8,803	7,695	7,589	7,575	6,359

Adjusted earnings	$635,174	$481,467	$370,972	$437,443	$389,669

Fixed charges:
Interest expense, net of capitalized interest	$69,729	$67,522	$68,750	$63,652	$46,866
Capitalized interest	151	71	259	38	199
Interest portion of rental expense	8,803	7,695	7,589	7,575	6,359

Fixed charges	$78,683	$75,288	$76,598	$71,265	$53,424

Ratio of adjusted earnings to fixed charges	8.1x	6.4x	4.8x	6.1x	7.3x

(1)	Included in interest expense.